Exhibit 99.1

Valens Semiconductor Announces a Plan to Improve Operational Efficiency

•	Aligning Research & Development (R&D) resources by streamlining development platforms
•	The plan includes a 15% employee headcount reduction across various departments and is expected to save approximately $9 million annually in operating expenses
•	Plan is expected to be completed by end of Q3 2023
•	On track with several automotive OEM bids for the A-PHY compliant VA7000, expecting first design wins in 2023
•	Engineering samples of the VS6320, the new high-performance USB3.2 extension solution, are expected to be shipped by Q4 2023 to address the growing demand for high-performance USB peripherals in videoconferencing, medical and industrial markets

HOD HASHARON, ISRAEL, June 8, 2023 – Valens Semiconductor Ltd. (NYSE: VLN), a premier provider of high-performance connectivity solutions for the audio-video and automotive markets announced the company’s plan to improve operational efficiency and revised full year 2023 financial outlook.

“Today we are launching a plan to improve Valens Semiconductor’s operational efficiency. The more efficient use of our R&D and other operational resources will allow us to improve our progress toward profitability in the continued uncertain macroeconomic environment,” said Gideon Ben-Zvi, CEO of Valens Semiconductor. “As we approach mass production availability of several new products for automotive and audio-video, we can now benefit from streamlining our development platforms.”

“Looking at the second half of 2023, in the last several weeks we have been witnessing a significantly slower than anticipated pace of bookings and additional customer requests to push out delivery, due to their delayed inventory digestion. As a result, we are reducing our revenue expectations for the second half of 2023.

“Valens Semiconductor’s long-term growth opportunities remain strong, as we leverage our core technology across the business segments we serve. We are excited about our VA7000 chipset, our first A-PHY product reaching mass-production and the VS6320 USB3.2 extension product that will enable our customers to bring to market new disruptive products.

“We are committed to working together with our current and future audio-video and automotive customers to further push the boundaries of connectivity supporting their needs with our advanced offerings.

“In conclusion, the combination of the current financial headwinds with our prioritizing the long-term health of our businesses led us to initiate the plan, requiring a painful workforce reduction and operational expense refinement, to ultimately create a stronger and leaner organization for the benefit of Valens Semiconductor’s stakeholders.”

Updated Financial Outlook

Disclaimer: Valens Semiconductor does not provide GAAP net profit (loss) guidance as certain elements of net profit (loss), including share-based compensation expenses and warrant valuations, are not predictable due to the high variability and difficulty of making accurate forecasts. Adjusted EBITDA is a non-GAAP measure.

•	The Company reiterates its second quarter 2023 guidance provided on May 10, 2023.
•	Third quarter 2023 revenues are now expected to reach a bottom, and to range between $14.0 million and $14.2 million, with recovery expected in the fourth quarter.
•	Full year 2023 revenues are now expected to range between $83.8 million and $84.2 million, with automotive revenues contributing approximately 30%.
•	Gross margin for the full year 2023 is now expected to range between 61.9% and 62.5%.
•	Adjusted EBITDA loss in 2023 is now expected to be in the range of $(18.3) million to $(16.5) million.
•	Reiterates Adjusted EBITDA Breakeven expected by the end of 2023.

About Valens Semiconductor

Valens Semiconductor pushes the boundaries of connectivity by enabling high-performance connectivity for the Audio-Video and Automotive industries. Valens' HDBaseT® technology is the leading standard in the Audio-Video market with tens of millions of Valens' chipsets integrated into thousands of products in a wide range of applications. Valens' Automotive chipsets are deployed in systems manufactured by leading customers and are on the road in vehicles around the world. Valens is a key enabler of the evolution of ADAS and autonomous driving and its advanced technology is the basis for the MIPI A-PHY standard for high-speed in-vehicle connectivity. For more information, visit https://www.valens.com/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our anticipated future results, including financial results, currency exchange rates, and contract wins, and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor’s (“Valens”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor.

These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effect of inflation and a rising interest rate environment on our customers and industry; the ability of our customers to absorb inventory; the effects of health epidemics, such as the recent global COVID-19 pandemic; the impact of the global pandemic caused by COVID-19 on our customers’ budgets and on economic conditions generally, as well as the length, severity of and pace of recovery following the pandemic; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; Valens’ dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on March 1, 2023 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

For more information, please contact:

Valens Semiconductor Media Contact:

Yoni Dayan

Head of Communications

Valens Semiconductor Ltd.

Yoni.dayan@valens.com

Valens Semiconductor Investor Contacts:

Daphna Golden

Vice President Investor Relations

Valens Semiconductor Ltd.

investors@valens.com

Moriah Shilton

Financial Profiles, Inc.

US: +1 310-622-8251

Valens@finprofiles.com

SOURCE Valens Semiconductor